Alan B. Spatz • (310) 789-1231 • aspatz@troygould.com	File No. 3296-3

October 19, 2012

Loan Lauren P. Nguyen, Esq. Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Kinbasha Gaming International, Inc. Form 10-12G Filed August 13, 2012 File No.: 000-54784

Dear Ms. Nguyen:

By letter dated September 6, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Kinbasha Gaming International, Inc. (the “Company”) with comments to the Company’s Form 10-12G filed on August 13, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s September 6, 2012 comment letter.

General

1.

Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

COMPANY RESPONSE

The Company elected not to withdraw the registration statement.

2.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 2

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the page following the cover page and MD&A-- "Our Election under Section 107(b) of the JOBS Act."

3.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 3

COMPANY RESPONSE

Registrant has not authorized or prepared any research reports about it.  Registrant has not provided any written materials to any qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act or authorized anyone else to do so.  Registrant has not engaged any broker or dealer to assist in offering securities.

4.

We note you have relied on third party sources for data.  Please provide us with copies of the reports and materials you have cited in your registration statement.

COMPANY RESPONSE

We have revised the registration statement to reference only one report.  All industry data was in fact contained in that one report (some was repeated in the other report).  The report is 857 pages. Based on discussions with Mr. McWilliams, we will separately provide the portions of the report containing the data that has been referenced in the Form 10. This will be filed as supplemental information as provided by Rule 12b-4. As we discussed, this report is in Japanese, and the Company does not have an English translation of the report.

Item 1. Business, page 2

Overview, page 2

5.

Please disclose in the overview the number of pachinko machines you operate at your parlors.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the fourth paragraph under "Overview."

6.

In one of your introductory paragraphs on page 2, please disclose your revenue and net losses as of your recent fiscal year and interim stub. Also disclose that you are in default of $128.9 million in debt here.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 4

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the fifth paragraph under "Overview."

Business Plan, page 4

7.

Please revise the second-to-last paragraph on page 4 to disclose the estimated amount of funds that you will need to accomplish your business plans. Also disclose the consequences to your business if you are unable to obtain additional financing.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the ninth paragraph under "Business Plan."

Government Regulation of the Pachinko Industry, page 6

8.

Revise to disclose any licenses that you need to operate pachinko parlors and obtain pachinko machines. Also disclose any associated fees.  If applicable, revise the Risk Factors section to disclose the attendant risks to you if you are unable to obtain the licenses.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See the first paragraph under government regulation.  The Company views the license requirement as relatively perfunctory, and that there is not a material risk of it not obtaining a license for any new parlor.  To the knowledge of current management of the Company, the Company has never been denied a pachinko license in the past.

Our Business, page 7

9.

Please provide the basis for your statement that “[y]our parlors are known by [y]our customers to be clean, attractive, and comfortable.”

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 5

COMPANY RESPONSE

We have deleted the reference to customers in the registration statement.

10.

Please briefly describe the criteria that you use to determine that your facilities are “upper scale.”

COMPANY RESPONSE

We have deleted the sentence containing this reference.

Competition, page 8

11.

Please disclose where you rank among pachinko operators in the metropolitan Tokyo market.

COMPANY RESPONSE

With three parlors in the Tokyo metropolitan area, the Company does not have an observable rank.  We have added a sentence stating that the Company is not a significant competitor in the Tokyo metropolitan area.

Item 1A. Risk Factors, page 8

12.

Please reconcile the disclosure under this section with the risk factor disclosure on page 14. Please revise.

COMPANY RESPONSE

As a smaller reporting company, the Company is not obligated to respond to Item 1A.  We do not believe that the voluntary disclosure of information of this type must (or should) be placed under this Item number.  We have revised the title of this section in MD&A to make it clear that the disclosure in MD&A is not in place of a response to Item 1A.

Management’s Discussion and Analysis, page 9

Results of Operations — Comparison of Fiscal Years 2012 and 2011, page 9

13.

We note that you increased pay-out ratios in the first six months of fiscal year 2012 to drive traffic.  Please discuss whether you have continued to maintain higher pay-out ratios, and if so, disclose how long you expect higher pay-out ratios will be necessary. Also disclose how the higher pay-outs affected you quantitatively.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 6

COMPANY RESPONSE

We have revised the registration statement to more clearly state that the Company restored normal pay-out ratios after the first six months of fiscal 2012.  The Company cannot provide any meaningful quantification of the impact of the higher pay-out ratios.  While the Company believes that such ratios generated higher levels of play, the Company cannot quantify that belief.  In addition, the higher pay-out ratios reduced the net revenues per wager; however, any quantification of that amount applied to the total wagers would effectively ignore the increased amount of wagers.

14.

In this regard, we note from the table on page 7 that average wagers per machine increased $3,000 and average net revenues per machine decreased $200 in fiscal year 2012 compared to fiscal year 2011. Please discuss the extent to which this is solely attributable to higher pay-out ratios. If there were other causal factors, please discuss and quantify the effects of other f actors to the extent you are able.

COMPANY RESPONSE

The Company is unaware of any other factor that could have materially impacted the higher pay-out ratios.

Financial Condition, Liquidity and Sources of Capital, page 11

15.

Please revise to disclose an estimate of your expected capital expenditures during fiscal 2012.

COMPANY RESPONSE

We assume you mean fiscal 2013.

We have revised the registration statement to respond to this comment.  See the last paragraph under "Financial Condition."

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 7

Debt in Default, page 11

16.

We note your disclosure that at March 31, 2012 you were in default on debt in the aggregate amount of $128.9 million as compared with $146.3 million at March 31, 2011 and the debt in default at March 31, 2012 included principal of $107.9 million and accrued interest (including default or penalty interest) of $21 million. In light of the fact that the amount shown on the balance sheet at March 31, 2012 for notes payable— default is $119.7 million, please tell us where the total amount of $128.9 million of principal and interest in default is presented on the balance sheet. Also, please tell us why the $21 million of accrued interest related to this defaulted debt as disclosed on page 11 is not consistent with the amount of accrued interest of $18.5 million disclosed in Note 6 to the financial statements.

COMPANY RESPONSE

The disclosure in MD&A includes all of the Company’s debt that is in default, which includes both notes payable in default and capital lease obligations in default.

In addition, we have updated the information to June 30, 2012.  Accordingly, the MD&A disclosure of $124.1 million of debt in default includes "Notes payable – default" of $115.7 million and "Capital lease obligations" of $8.4 million (substantially all of which are in default).  The MD&A disclosure of $28.4 million for accrued interest and default interest includes $20.0 million with respect to Notes payable-default (see Note 5-- Notes Payable- Default)  and $8.4 million with respect to capital leases (see Note 4-- Commitments and Contingencies--Capital Leases).

17.

It appears that you have formally or informally renegotiated or are attempting to renegotiate substantially all of your defaulted debt. So that investors have a better understanding of the extent to which you are at risk of litigation or foreclosure of defaulted debt, please provide tabular disclosure of : the aggregate principal and interest owed to each lender; any fees, paid or unpaid, under the defaulted debt; a summary of the renegotiated terms to the extent you have renegotiated debt; the status of and a brief description of your efforts to renegotiate or obtain forbearances from those lenders with which you have not yet renegotiated debt; the rights lenders may have regarding debt that has not been renegotiated; and the dates that renegotiated debt is due, negotiated extensions expire, or that any moratorium or other protection from the enforcement of debt expires. Additionally, please file all material debt agreements as exhibits to your amended registration statement.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 8

COMPANY RESPONSE

We have included a table regarding debt in default.  The table itemizes debt by lender for each lender to whom the Company's total debt exceeds 5% of its total assets at June 30, 2012.  The lenders in this table represent approximately 70% of the debt in default at June 30, 2012.  There were no outstanding fees owed to lenders other than interest and default interest.

We have filed as exhibits the agreements relating any single debt in an amount in excess of 5% of the total assets of the Company at June 30, 2012.

18.

Refer to the last paragraph on page 11. Please disclose in the Overview section and the first risk factor on page 14 that under Japanese law you will lose your pachinko licenses if you are subject to a bankruptcy proceeding.

COMPANY RESPONSE

We have revised the registration statement to include this risk in the first risk factor under "Factors that May Affect Future Operating Results and Certain Investment Considerations" in the MD&A.  As to the request to include this statement in the Overview, the Company respectfully submits that, in isolation (as it would be in the Overview), this sentence would unfairly overemphasize the nature of this risk.

The Company does not dispute that a risk exists.  However, Kinbasha Japan has been in default on this debt for more than six years without any creditor attempting to force it into bankruptcy, and the Company is unaware of any threat to do so.  Including the bankruptcy sentence in a summary section like the Overview would likely cause readers to believe the Kinbasha Japan is on the verge of an imminent liquidation bankruptcy.  The Company does not believe this is the case.  In fact, not only have its creditors not done this, but most of them have not brought any legal action against the Company.

Risk Factors, page 14

19.

Please remove the first two sentences of the introductory paragraph. Only material risks should be referenced in the risk factors. If a risk is not deemed material or is not currently known, it should not be referenced in the risk factors.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 9

COMPANY RESPONSE

We have revised the first sentence and deleted the second sentence to comply with this comment.

20.

Please revise to include a risk factor to disclose the risks of operating a business that is largely dependent on discretionary spending during current economic conditions.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See Item 2-"Factors that May Affect Future Operating Results and Certain Investment Considerations--Risks Related to Our Pachinko Business."

We may be unable to obtain the financing to implement our strategy, page 15

21.

Revise to disclose the estimated amount of funding that you will need to implement your business plan.

COMPANY RESPONSE

We have revised the registration statement to comply with this comment.

Future changes in the government regulations, page 15

22.

Please quantify, to the extent you are able, the impact that recent changes in pachinko regulations have had on your results of operations.

COMPANY RESPONSE

The Company is not aware of any recent changes in pachinko regulations that have impacted the results of operations reported in the registration statement.  The Company is unable to quantify the impact that the 2004 change in pachinko regulations noted in this section had on its results of operations.

Item 5. Directors and Executive Officers, page 19

23.

For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 10

COMPANY RESPONSE

We have revised the registration statements to respond to this comment.   See the last paragraph under Item 5.

Audited Financial Statements Balance Sheet, page F-3

Statements of Operations, page F-4

24.

We note from your disclosure in Note 1 that your operations are conducted through Kinbasha’s 98% owned Japanese subsidiary, Kinbasha Japan.  Please explain to us why you have not presented any net earnings or balance sheet amounts related to non-controlling interests either on the balance sheet or on the statements of operations.  See guidance in ASC 810-10-45.

COMPANY RESPONSE

The 2% interest relates to an individual shareholder of Kinbasha Japan who did not exchange his shares in conjunction with the reverse recapitalization in January 2011.  As of March 31, 2012 and 2011, this shareholder's non-controlling interest is approximately $189,000 and $67,000 and for the years end March 31, 2012 and 2011, the net loss allocable to this non-controlling interest would be approximately $122,000 and $67,000.  The Company has determined that these amounts are immaterial to shareholders' deficit, unrestricted accumulated deficit and net loss attributable to common shareholders.

Statements of Operations, page F-4

25.

We note that during 2012 you recognized an $870,000 gain on debt forgiveness and we note from your disclosure in MD&A that this amount relates to the forgiveness of debt relating to eight capital leases. Please provide us with and revise the notes to your financial statements to disclose additional details about the nature of this debt forgiveness including an explanation of why you believe it is appropriate to recognize a gain on this debt forgiveness, how you calculated or determined the amount of the gain, and whether or not the transaction was with a related party.

COMPANY RESPONSE

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 11

We have revised the registration statement to respond to this comment.  See the additional paragraph in Note 5 – Commitments and Contingencies --Capital Leases in the annual financial statements.

26.

We note from your disclosure on page 18 that your principal office in the United States is provided without charge by a consultant.  Please note that all costs of doing business, including costs incurred by parent and others, should be reflected in historical financial statements.  Please revise to recognize the expense related to this office in your statements of operations. See guidance in Staff Accounting Bulletin Topic 5:T.

COMPANY RESPONSE

The Company uses the address of a consultant for mailing purposes.  It does not conduct any business at the location and has no physical location in the United States to conduct business.  The Company is aware of Staff Accounting Bulletin Topic 5:T and has determined the cost to be negligible for the use of the mailing address.  As a result, the Company has not recognized an expense related to this office.

Notes to the Financial Statements

General

27.

Please tell us and revise the notes to the financial statements to explain how you account for any base jackpots related to your pachinko or pachinko games. Please note that under ASC 924-605-25-2, you are required to accrue a liability and charge a jackpot (or a portion thereof as applicable) to revenue at the time you have the obligation to pay the jackpot (or a portion thereof as applicable), regardless of the manner of payment.

COMPANY RESPONSE

The Company’s pachinko games do not have base jackpots.  Customers purchase gaming balls which they use to play the pachinko or pachislo games.  They accumulate balls from play.  The balls won are exchanged, at the end of play, for prizes.  For any balls not exchanged at the end of a day, the Company records a liability and charges revenues as of the end of such day.

28.

We note from your disclosure on page 16 of the Risk Factors section that your CEO owns 62.6% of your outstanding common stock and therefore has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 12

COMPANY RESPONSE

ASC 850-10-50 relates to related party transactions.  The Company has disclosed in Note 12 – Related Party Transactions of the annual fiancial statements all related party transactions required to be disclosed by ASC 850-10-50.  Any transaction that would be deemed to be a related party transaction as a result of the CEO’s 62.6% ownership has been disclosed.  ASC 850-10-50 does not address the disclosure of the ownership of the Company’s common stock or the percentage of ownership of any shareholder.  For the periods presented, the Company has no other related party transactions with the CEO that ASC 850-10-50 requires to be disclosed.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

29.

We note your disclosure that revenue is recorded when cash is received for game balls or game tokens are rented to the patrons and payouts are recorded when the token prizes are purchased back from the prize exchangers.  Please explain to us in further detail when the payouts are recorded. In this regard, please clarify who the prize exchangers are in this transaction and tell us how the recognition of the payouts corresponds, if at all, to the timing of when the customer receives a receipt for the number of balls or tokens won, prior to redemption. Also, please tell us how you account for the issuance to a customer of a “special prize” that can then be exchanged for cash a third-party exchange station outside the pachinko parlor.

COMPANY RESPONSE

We have revised the registration statement to respond to this comment.  See Note 2--Revenue Recognition in the annual financial statements.

Note 8. Notes Payable, page F-15

30.

We note your disclosure that in February 2012 you entered into a loan modification agreement with one of your note holders for principal, accrued interest and penalties totaling approximately $6.5 million. Please explain to us and revise to disclose how you accounted for this loan modification in accordance with ASC 470-50-40. As part of your response and revised disclosure, please explain to us how and when you will account for the $5.5 million of debt that will be forgiven.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 13

COMPANY RESPONSE

As described in Note 8 to Notes to Consolidated Financial Statements in the annual financial statements, the Company has entered into a loan modification agreement pursuant to which the Company has a contingent gain of $5.5 million.  If the Company makes the monthly and final payments under the loan modification agreement on a timely basis, principal and penalty interest of $5.5 million will be forgiven.  In accordance with ASC 405-20-40-1(b), if and when the $5.5 million is forgiven, the Company will record a gain on extinguishment in such amount.

We have revised the registration statement to respond to this comment.  See the end of the second paragraph of Note 8 in the annual financial statements.

Note 9. Share Based Compensation, page F-16

31.

We note your disclosure that in valuing the stock issued for compensation in 2012, and for services rendered in 2011, the value was based on an independent valuation company. Please explain to us, and revise to disclose in Note 9, the significant assumptions used by the valuation company to determine the fair value of your common stock. As part of your response and revised disclosure, please explain why the value of the stock decreased from $.84 per share in January 2011 to $.51 per share in March 2012. Additionally, in light of the significance of stock compensation expense to your operating income/(loss) in 2012 and 2011, please revise your critical accounting estimates section of MD& A to include the following disclosures:

•

A description of the methods and assumptions used i n estimating the fair value of the underlying stock and the instruments granted.

•

A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

Lauren P. Nguyen, Esq. Securities and Exchange Commission Page 14

•

Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

COMPANY RESPONSE

We have revised the registration statement in response to this comment.  See Note 9 to the annual financial statements and Critical Accounting Policies and Estimates in MD&A.

Other

32.

The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

COMPANY RESPONSE

We have updated the registration statement to include financial statements for the quarters ended June 30, 2012 and 2011.

*     *    *

The Company has requested that we advise that the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response letter to the undersigned at 310-789-1231.

Very truly yours,

/s/ Alan B. Spatz

Alan B. Spatz

cc:  Masatoshi Takahama